VIA EDGAR

December 7, 2017

Mr. William H. Thompson

Accounting Branch Chief

Office of Consumer Products United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:

Spindle Inc.

Form 10-K for the Fiscal Year Ended December 31, 2016

Form 10-Q for the Period Ended June 30, 2017

Response Dated November 8, 2017

File No. 0-55151

Dear Mr. Thompson:

This letter is in response to the comment letters received October 19, 2017 and November 8, 2017. For your ease of reference, we have provided your comments in this response.

Form 10-K for the Fiscal Year Ended December 31, 2016

Exhibit Index

It appears your Form 10-K is incorporated by reference into Form S-8 filed June 6, 2014. Please tell us why you did not file a consent related to the use of the audit report. Refer to Item 601(23) of Regulation S-K.

Response on November 3, 2017:

In our response dated November 3, 2017, we stated, “The auditor consent was inadvertently omitted. There have been no stock issuances under the registration statement on Form S-8 since the filing of the Form 10-K for the Fiscal Year Ended December 31, 2016. We will add the auditor consent in the amended filing of the Form 10-K for the Fiscal Year Ended December 31, 2016.”

Revised Response as of December 7, 2017:

The auditor consent was inadvertently omitted. There have been no stock issuances under the registration statement on Form S-8 since the filing of the Form 10-K for the Fiscal Year Ended December 31, 2016.  The Company has chosen not to update the auditor consent and allow the Form S-8 filed June 6, 2014 to lapse.

Form 10-Q for the Quarterly Period Ended June 30, 2017

Note 7 - Other intangible Assets, page 12

We understand that you did not recognize the fair value the contingent consideration payable to CoverCake, Inc. because the actual payout is not currently determinable beyond a reasonable doubt. Please explain to us why you are unable to estimate the fair value of the contingent consideration. Please refer to ASC 805-50-30-1.

Response: The Company has identified a third-party consultant to determine the fair value of the contingent consideration payable to CoverCake, Inc.  Upon completion of the valuation we will revise the Form 10-Q for the Period Ended June 30, 2017, and for the Period Ended September 30, 2017, as necessary.

If you have any questions, we ask that you provide them to me by email to jscott@spindle.com.

Very truly yours,
Spindle, Inc.

By: /s/ Jack Scott
Jack Scott Chief Executive Officer and Director